EXHIBIT 11

Pinnacle Entertainment, Inc.

Computation of Earnings Per Share

	For the three months ended June 30,
	Basic		Diluted (a)
	2007	2006	2007	2006
	(in thousands, except per share data)
Average number of common shares outstanding	59,712	47,968	59,712	47,968
Average common shares due to assumed conversion of stock options	—	—	1,384	1,639

Total shares	59,712	47,968	61,096	49,607

Income from continuing operations	$8,182	$38,696	$8,182	$38,696
Income from discontinued operations, net	1,720	7,311	1,720	7,311

Net income	$9,902	$46,007	$9,902	$46,007

Per share data:
Income from continuing operations	$0.14	$0.81	$0.13	$0.78
Income from discontinued operations, net	0.03	0.15	0.03	0.15

Net income per share	$0.17	$0.96	$0.16	$0.93

	For the six months ended June 30,
	Basic		Diluted (a)
	2007	2006	2007	2006
	(in thousands, except per share data)
Average number of common shares outstanding	58,616	47,181	58,616	47,181
Average common shares due to assumed conversion of stock options	—	—	1,531	1,617

Total shares	58,616	47,181	60,147	48,798

Income from continuing operations	$11,468	$54,121	11,468	$54,121
Income from discontinued operations, net	1,343	5,360	1,343	5,360

Net income	$12,811	$59,481	$12,811	$59,481

Per share data:
Income from continuing operations	$0.20	$1.15	$0.19	$1.11
Income from discontinued operations, net	0.02	0.11	0.02	0.11

Net income per share	$0.22	$1.26	$0.21	$1.22

(a)	When the computed diluted values are antidilutive, the basic per share values are presented on the face of the Condensed Consolidated Statements of Operations (Unaudited).